February 21, 2014

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I

Columbia Diversified Real Return Fund

Columbia Global Inflation-Linked Bond Plus Fund

Post-Effective Amendment No. 186

File No. 002-99356/811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on January 29, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Columbia Global Inflation-Linked Bond Plus Fund

Comment 1:	Please address in the comment response letter what is meant by the term “Plus” in the Fund’s name.

Response:	The Fund will invest in certain instruments as part of its principal investment strategies (PIS) that will have the effect of levering the Fund. The word “Plus” in the Fund’s name is in reference to the Fund’s use of leverage. A statement has been added to the Fund’s PIS about the Fund’s use of leverage.

Comment 2:	In the Shareholder Fees table, consider deleting the parentheticals in each row since there are no maximum sales charges imposed on purchases or maximum deferred sales charges imposed on redemptions for the classes offered in this prospectus.

Response:	These parentheticals will be deleted.

Comment 3:	In the Annual Fund Operating Expenses table, please explain if it is appropriate to include “and/or” in the line for Distribution and/or service (12b-1) fees, or if it should be one or the other.

Response:	“Distribution and/or service (12b-1) fees” is accurate because each share class shown in the Annual Fund Operating Expenses table may have only a distribution fee, only a service fee, or a combination of both distribution and service fees.

Comment 4:	Please verify that the fee waiver agreement referred to in footnote (c) to the Annual Fund Operating Expenses table is filed with the SEC.

Response:	The Amended and Restated Fee Waiver and Expense Cap Agreement referred to in footnote (c) to the Annual Fund Operating Expenses table was filed with the SEC on behalf of the Registrant as Exhibit (13)(r)(1) to Form N-14 on July 22, 2011. The associated Schedule A to the Amended and Restated Fee Waiver and Expense Cap Agreement will be filed with the Fund’s 485(b) filing.

Comment 5:	Please confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the Annual Fund Operating Expenses table, the duration of such agreement will be for at least one year from the date of effectiveness of the Fund’s prospectus.

Response:	So confirmed.

Comment 6:	Please confirm that if the Fund’s investments in an affiliated money market fund, as stated in the Fund’s PIS as a potential investment strategy, are greater than 1%, affiliated fund fees and expenses will be noted in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 7:	Please confirm that the Registrant is aware of SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776) and potential changes to the SEC staff position stated in Release No. IC-10666 related to coverage and segregation of assets in regards to total return swaps.

Response:	So confirmed.

Comment 8:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the underlying position market value minus the notional amount of the swap minus any collateral on deposit.

Comment 9:	Due to the Fund’s investment objective being a non-fundamental policy, please confirm if the Fund intends to provide notice to shareholders if the Board of Trustees changes the Fund’s investment objective.

Response:	If the Board of Trustees approves a change to the Fund’s investment objective, the Fund will either file a supplement with the SEC or update the investment objective at the time of the Fund’s annual update, depending on when the change goes into effect.

Comment 10:	Confirm that the Fund’s PIS as disclosed in the More Information About the Fund section is not a verbatim repeat of the Fund’s PIS as disclosed in the Fund’s Summary of the Fund section.

Response:	So confirmed. The Fund’s PIS disclosure in the More Information About the Fund section also includes information about the investment manager’s buy/sell process, among other information.

Comment 11:	In the Investment Manager section of the More Information About the Fund – Primary Service Providers section, please specify the time period covered by the shareholder report where the discussion regarding the basis for the Board approving the investment management services agreement will be available.

Response:	The date of the report will be included.

Comment 12:	In the Fund’s service section, with respect to the description of share classes contained therein, please consider only disclosing classes offered by the particular Fund’s prospectus.

Response:	The Fund’s prospectuses provide a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are offered by the Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Columbia Diversified Real Return Fund

Comment 1:	Please confirm that if the Fund’s investments in affiliated funds, as stated in the Fund’s Principal Investment Strategies as a potential investment strategy, are greater than 1%, affiliated fund fees and expenses will be noted in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 2:	Consider adding Small-and Mid-Capitalization Risk to the Fund’s Principal Risks.

Response:	This risk will be added.

Statement of Additional Information

Comment 1:	For the concentration policy for funds that that invest in underlying funds, add disclosure that states the Fund will consider the concentration policies of its underlying funds when making investment decisions.

Response:	The following language will be included in the Funds’ concentration policies: “The Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.”

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Erin Nygard at (612) 671-2543.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.